UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

KEWAUNEE SCIENTIFIC CORPORATION

(Name of Issuer)

Common Stock, $2.50 par value per share

(Title of Class of Securities)

492854104

(CUSIP Number)

David S. Rhind

641 West Willow Street, No. 139

Chicago, IL 60614

With copy to:

J. Craig Walker

K&L Gates LLP

70 West Madison Street, Suite 3300

Chicago, Illinois 60602-4207

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

i.

1.	Names of reporting persons. Estate of Laura Campbell Rhind
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 228,079
	8.	Shared voting power None.
	9.	Sole dispositive power 228,079
	10.	Shared dispositive power None.
11.	Aggregate amount beneficially owned by each reporting person 228,079
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.68%
14.	Type of reporting person (see instructions) OO

ii.

1.	Names of reporting persons. David S. Rhind
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 260,534*
	8.	Shared voting power 91,364**
	9.	Sole dispositive power 260,534*
	10.	Shared dispositive power 91,364**
11.	Aggregate amount beneficially owned by each reporting person 351,898***
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 13.34%
14.	Type of reporting person (see instructions) IN

*	Includes 228,079 shares which are held by the Estate of Laura Campbell Rhind (the “Estate”) of which the reporting person is the sole executor. The reporting person disclaims beneficial ownership of the shares held by the Estate and this statement shall not be construed as an admission that the reporting person is, for any or all purposes, the beneficial owner of such shares. Includes 10,000 shares issuable upon the exercise of options that are exercisable within 60 days of the date of this report.
**	Includes 5,456 shares which are held in a trust of which the reporting person is a co-trustee and a beneficiary and 85,908 shares held in trusts of which the reporting person is a co-trustee but not a beneficiary. The reporting person disclaims beneficial ownership of all of the shares held in trusts of which the reporting person is a co-trustee but not a beneficiary, and this statement shall not be construed as an admission that the reporting person is, for any or all purposes, the beneficial owner of such shares.
***	Includes 228,079 shares which are held by the Estate of which the reporting person is the sole executor, 5,456 shares which are held in a trust of which the reporting person is a co-trustee and a beneficiary and 85,908 shares held in trusts of which the reporting person is a co-trustee but not a beneficiary. The reporting person disclaims beneficial ownership of all of the shares held by the Estate and all of the shares held in trusts of which the reporting person is a co-trustee but not a beneficiary, and this statement shall not be construed as an admission that the reporting person is, for any or all purposes, the beneficial owner of such shares.

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the common stock, $2.50 par value per share (the “Common Stock”), of Kewaunee Scientific Corporation, a Delaware corporation (“Issuer”). The principal executive offices of Issuer are located at 2700 W. Front Street, Statesville, North Carolina 28677.

Item 2.	Identity and Background

(a) This statement is being filed by:

(i) Estate of Laura Campbell Rhind

(ii) David S. Rhind

(b) The address for each of the reporting persons is: 641 West Willow Street, No. 139, Chicago, IL 60614.

(c) David S. Rhind is identified as a reporting person in this statement on Schedule 13D because he is the executor of the Estate of Laura Campbell Rhind (the “Estate”). Mr. Rhind is an attorney, and his address is 641 West Willow Street, No. 139, Chicago, IL 60614.

(d) During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

(i) The shares described herein as held by the Estate were acquired by the Estate as a result of the death of Laura Campbell Rhind.

(ii) David S. Rhind (son of Laura Campbell Rhind) may be deemed to have acquired beneficial ownership of the 228,079 shares held by the Estate as a result of his appointment as the executor of the Estate. No funds were expended in connection with acquiring beneficial ownership of the Issuer’s common stock held by the Estate or any of the other shares reported as beneficially owned on this statement by Mr. Rhind.

Item 4.	Purpose of Transaction

(a)-(j) The Estate, of which David S. Rhind is executor, as a result of the death of Laura Campbell Rhind became the beneficial owner of more than 5% of the outstanding securities of the Issuer. Other than as may be described herein, the reporting persons have no plans, in their capacity as an individual investor, which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) As of the date of the execution of this statement:

(i) The aggregate number of securities identified pursuant to Item 1 which are deemed beneficially owned by the Estate is 228,079, representing 8.68% of the shares of the Issuer’s common stock outstanding on March 9, 2015.

(ii) The aggregate number of securities identified pursuant to Item 1 which may be deemed beneficially owned by David S. Rhind is 351,898, representing 13.34% of the shares of the Issuer’s common stock outstanding on March 9, 2015 (calculated in accordance with Rule 13d-3), which amount includes 22,455 shares directly held by Mr. Rhind, 5,456 shares held in a trust of which the reporting person is a co-trustee and a beneficiary, 85,908 shares held in trusts of which the reporting person is a co-trustee but not a beneficiary, the 228,079 identified in Item 5(a)(i) as beneficially owned by the Estate, and 10,000 options held by the reporting person and exercisable within 60 days of the date of this statement. The reporting person disclaims beneficial ownership of all of the shares held by the Estate and the shares held in trusts of which the reporting person is a co-trustee but not a beneficiary, and this statement shall not be construed as an admission that the reporting person is, for any or all purposes, the beneficial owner of such shares.

(b) As of the date of the execution of this statement:

(i) The number of shares as to which the Estate has sole power to vote or to direct the vote is 228,079; the number of shares as to which the Estate has shared power to vote or to direct the vote is zero; the number of shares as to which the Estate has sole power to dispose or to direct the disposition is 228,079; the number of shares as to which the Estate has shared power to dispose or to direct the disposition is zero.

(ii) The number of shares as to which David S. Rhind has sole power to vote or to direct the vote is 260,534; the number of shares as to which David S. Rhind has shared power to vote or to direct the vote is 91,364; the number of shares as to which David S. Rhind has sole power to dispose or to direct the disposition is 260,534; the number of shares as to which David S. Rhind has shared power to dispose or to direct the disposition is 91,364. The numbers of shares described in this Item 5(b)(ii) include the 228,079 shares held by the Estate and described in Item 5(b)(i) and 85,908 shares held in trusts of which the reporting person is a co-trustee but not a beneficiary. The reporting person disclaims beneficial ownership of all of the shares held by the Estate and the shares held in trusts of which the reporting person is a co-trustee but not a beneficiary, and this statement shall not be construed as an admission that the reporting person is, for any or all purposes, the beneficial owner of such shares.

(c) None of the reporting persons have engaged in any transactions in common stock of the Issuer during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities;

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

David S. Rhind is the son of Laura Campbell Rhind and is a member of the board of directors of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ESTATE OF LAURA CAMPBELL RHIND

/s/ David S. Rhind
David S. Rhind, Executor
Dated: June 11, 2015

/s/ David S. Rhind
David S. Rhind
Dated: June 11, 2015

Exhibit Index

Exhibit 1	Joint Filing Agreement